# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 10/02/2024
Amends the filing with accession number 0001104659-20-075334
Filed by CIK 0001815418
Persons authorized to receive notices and communications: Jonathan Rotolo, 157 Church Street, 20th Floor, New Haven, Connecticut (CT), 06510, 203-907-2858

## Reporting persons
- Energy Transition Holdings LLC (CIK 0001815418): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9.4% of the class)
- Great Mountain Partners LLC (CIK 0001815467): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9.4% of the class)
- Jonathan Rotolo (CIK 0001815451): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9.4% of the class)
- Alexander Thomson (CIK 0001815423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 19, 2020 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of New Fortress Energy Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. This Amendment No. 4 is being filed to reflect a change in the percentage of shares of Class A Common Stock previously reported by the Reporting Persons solely as a result of a change in the outstanding shares of Class A Common Stock as reported by the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Amendment No. 4, each of the Reporting Persons beneficially owns 25,559,846 shares of Class A Common Stock, representing 9.4% of the outstanding Class A Common Stock based on 272,662,355 shares of Class A Common Stock outstanding as of February 14, 2025 (as reported in the Issuer's prospectus supplement dated February 14, 2025 filed with the Commission on such date). As of October 2, 2024, the date of the event that requires filing of this Amendment No. 4, the Reporting Persons beneficially owned 25,559,346 shares of Class A Common Stock, representing 10.2% of the outstanding Class A Common Stock based on 251,416,989 shares of Class A Common Stock outstanding as of such date (as reported in the Issuer's prospectus supplement dated October 4, 2024 filed with the Commission on such date). Energy Transition Holdings LLC is the record holder of the securities reported herein. Energy Transition Holdings LLC is managed by Great Mountain Partners LLC. Jonathan Rotolo and Alexander Thomson are the managers of Great Mountain Partners LLC and, in that capacity, have voting and dispositive power over the shares of Class A Common Stock held by Energy Transition Holdings LLC.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided in Item 5(a) above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in securities of the Company by the Reporting Persons since the filing of Amendment No. 3. This Amendment No. 4 is being filed to reflect a change in the percentage of shares of Class A Common Stock previously reported by the Reporting Persons solely as a result of a change in the outstanding shares of Class A Common Stock as reported by the Company.

## Signatures
- Energy Transition Holdings LLC: /s/ Jonathan Rotolo, Manager of Great Mountain Partners LLC, as Manager of Energy Transition Holdings LLC (03/04/2025)
- Great Mountain Partners LLC: /s/ Jonathan Rotolo, Manager (03/04/2025)
- Jonathan Rotolo: /s/ Jonathan Rotolo, Jonathan Rotolo (03/04/2025)
- Alexander Thomson: /s/ Alexander Thomson, Alexander Thomson (03/04/2025)